SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                       13 November, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Interim Results announcement made on 13 November, 2003




                                                               November 13, 2003


HALF YEAR AND SECOND QUARTER RESULTS TO SEPTEMBER 30, 2003

HALF YEAR HIGHLIGHTS

  - Earnings per share* of 8.5 pence, up 37 per cent

  - Profit before taxation* of GBP1,031 million, up 26 per cent

  - Group turnover of GBP9,154 million, down 1 per cent

  - Free cash generated of GBP1.2 billion, up 59 per cent

  - Interim dividend of 3.2 pence per share, up 42 per cent

  - Enhanced dividend and share buyback policy announced





SECOND QUARTER HIGHLIGHTS

  - Earnings per share* of 4.4 pence, up 19 per cent

  - Profit before taxation* of GBP529 million, up 7 per cent

  - Group turnover of GBP4,568 million, down 2 per cent

  - Net debt reduced to GBP8,768 million, 33 per cent lower than previous year

  - Broadband end users of 1.5 million at October 31, 2003





*Before goodwill amortisation and exceptional items.

The full profit and loss account is presented on pages 15 and 17.





Chairman's statement

Sir Christopher Bland, Chairman, commenting on the half year results,

said:


        "This continues to be a challenging year for our traditional business but our new wave businesses are delivering strong growth. Whilst investing for the future we have been able to increase earnings per share* for the half year by 37 per cent and generate free cash flow of GBP1.2 billion, up nearly 60 per cent.

        I am pleased to report that we will be paying an interim dividend of
        3.2 pence per share, 42 per cent higher than last year. We intend that this year's full year dividend will represent around 50 per cent of earnings, a year ahead of target. We are also targeting a further increase to around 60 per cent of earnings for 2005/6. In addition we will begin a share buyback programme whilst we reduce our debt towards a targeted level of around GBP7 billion in 2006/7.

        Our results demonstrate our continuing ability to reduce debt, grow rewards for our shareholders and build for the future."

Chief Executive's statement

Ben Verwaayen, Chief Executive, commenting on the second quarter results, said:


        "We continue to deliver our strategic goals of transforming our business whilst improving cash flow, earnings per share and customer satisfaction. Despite lower turnover in the second quarter, free cash flow improved 6 per cent to GBP585 million, earnings per share* improved by 19 per cent to 4.4 pence and customer satisfaction further improved.

        The market is changing rapidly with the move to new technology being driven by BT. The UK has become one of the fastest growing broadband nations, with our broadband connections trebling over the past year. Voice over IP is now commonplace in the corporate sector.

        BT is accelerating its transformation programme, with investment in new wave activities, the 21st century network and cost efficiency initiatives.

        Our investment and cost efficiency transformation plans and the 25 per cent growth in our new wave revenues give us confidence for the future."

*Before goodwill amortisation and exceptional items.

The full profit and loss account is presented on pages 15 and 17.






                         RESULTS FOR THE SECOND QUARTER AND HALF YEAR

                                    TO SEPTEMBER 30, 2003


         BT Group's results before goodwill amortisation and exceptional items

                                           Second quarter                                     Half year
                                      2003           2002  Better (worse)               2003         2002 Better (worse)
                                      GBPm           GBPm               %               GBPm         GBPm              %
Group turnover                       4,568          4,661             (2)              9,154        9,248            (1)

EBITDA                               1,470          1,478             (1)              2,930        2,781              5

EBITDA before leavers                1,486          1,515             (2)              2,957        2,974            (1)

Group operating profit                 748            729               3              1,478        1,299             14

Net interest charge                    216            295              27                441          595             26

Profit before taxation                 529            496               7              1,031          818             26

Profit after taxation                  381            331              15                730          546             34

Earnings per share                    4.4p           3.7p              19               8.5p         6.2p             37

Capital expenditure                    578            559             (3)              1,130        1,108            (2)

Free cash flow                         585            552               6              1,203          758             59

Dividend                                                                                3.2p        2.25p             42

Net debt                                                                               8,768       13,112             33

The results in the table above and the commentary focus on the results before goodwill amortisation and exceptional items.

Total earnings per share and profit before tax, after goodwill amortisation and exceptional items, for the second quarter are 4.3 pence (2002 - 3.7 pence) and GBP508 million (2002 - GBP489 million) respectively. For the half year they are
8.4 pence (2002 - 6.9 pence) and GBP1,006 million (2002 - GBP873 million).

The full profit and loss account, cash flow statement and balance sheet are provided on pages 15 to 20.

GROUP RESULTS

The regulatory environment and lower pricing means that this has been a challenging quarter in which group turnover decreased by 2 per cent year on year to GBP4,568 million. The continued focus on new wave initiatives generated an increase in new wave turnover of 25 per cent in the quarter to GBP761 million compared to 23 per cent in the first quarter. This was driven by particularly strong growth in broadband and our solutions business. However, this strong growth was more than offset by a 6 per cent decline in turnover from the group's traditional business.

A substantial proportion of the decline in traditional turnover is from the impact of regulatory changes. Regulatory reductions on fixed to mobile termination rates account for more than half of the decline in group turnover and are passed on to BT customers resulting in lower charges but are profit neutral. Other regulatory changes affected private circuits and directory enquiries.

Consumer revenues in the second quarter were 3 per cent (GBP44 million) lower year on year, which includes the impact of lower mobile termination rates. BT
Together packages continue to provide an important element in defending traditional turnover with an increase of 120,000 customers, nearly half of the consumer base now have a UK calls package. In the consumer fixed voice market Carrier Pre Selection (CPS) has had an impact on our business with BT's consumer market share, as measured by volume of fixed to fixed voice minutes, declining by 0.2 percentage points to 72.4 per cent compared to last quarter. This marginal decline reflects the strength of our consumer propositions which have enabled us to win back more high value customers from cable and indirect access, offsetting the impact of CPS. The growth in broadband has contributed to the 1 per cent increase in the underlying average revenue per customer household (net of fixed to mobile termination charges) to GBP271 compared to the second quarter of last year.

Business and Major Corporate revenues were maintained at broadly the same level as the second quarter of last year despite the mobile termination rate changes. BT's market share of fixed to fixed voice minutes declined from the first quarter by 0.8 percentage points to 41.2 per cent with this level of decline being similar to the experience in the first quarter.

Business revenues reduced by GBP30 million from the second quarter last year, showing the impact of call volume reductions as customers switch out of traditional telephony services into new wave services such as broadband which is not measured in minutes. In addition, the year on year reduction reflects the effect of CPS with increased take up since August 2002. However, turnover in the second quarter was in line with the previous quarter. BT Business Plan, launched in January 2003, had successfully attracted more than 154,000 business locations (98,500 customers) by September 30, 2003.

Major Corporate (UK and international) revenues increased by GBP20 million with growing new wave turnover more than offsetting the decline in traditional UK services. There is a continued migration of traditional voice only services to managed ICT (Information, Communications and Technology) contracts. Sales orders from the Solutions business amounted to GBP0.4 billion in the second quarter, taking the total sales orders to GBP5.3 billion for the last four quarters.

The 3 per cent (GBP30 million) reduction in Wholesale (UK and international) revenues was mainly attributable to the fixed to mobile termination rate change, which affects transit revenues but has no impact on profitability. We experienced strong new wave growth in the UK which partly compensated for the continued impact of the network charge control pricing formulae on the traditional UK business.

Group operating costs before goodwill amortisation reduced by 3 per cent compared to the second quarter of last year reflecting the group's continued focus on operational efficiency and effectiveness initiatives offset by investment in new wave initiatives. Net staff costs increased by GBP16 million to GBP907 million due to the impact of increases in pay rates, national insurance (GBP8 million) and pension costs (GBP28 million), offset by improved efficiency and a GBP21 million reduction in leaver costs. Payments to other telecommunication operators were broadly stable year on year reflecting a reduction in UK payments, due to the fixed to mobile price reduction, offset by increases in overseas payments as a result of the increase in activities and currency movements. Other operating costs were reduced by 8 per cent, largely due to lower marketing costs and efficiency cost savings.

Depreciation was GBP27 million lower than the second quarter of last year at GBP721 million reflecting the lower capital expenditure over recent years and assets with shorter lives becoming fully depreciated offset by charges arising on newer network assets such as ADSL.

As a result of these cost savings the group operating profit margin was 16.4 per cent, an improvement from 15.6 per cent in the second quarter of last year. We remain committed, and have cost transformation programmes in place, to deliver further sustainable savings. Over the next 3 years, we are targeting cost savings in excess of GBP1 billion from our investment in a more efficient and flexible network, IT systems, better customer satisfaction and improved processes.

Group operating profit before goodwill amortisation and exceptional items at GBP748 million for the quarter was GBP19 million higher than the second quarter of last year. This performance reflects the significant improvement in reducing the operating losses of BT Global Services by GBP61 million partially offset by lower profits in the group's traditional businesses.

BT's share of associates and joint ventures operating losses before goodwill amortisation was GBP4 million in the quarter (GBP66 million profit last year). The prior year included the results of Cegetel which was sold in January 2003.

Net interest payable was GBP216 million before exceptional items for the quarter, an improvement of GBP79 million against last year as a result of the significant reduction in the level of net debt. Profit before taxation of GBP529 million in the quarter increased by 7 per cent.

The taxation rate for the quarter on the profit before exceptional items and goodwill amortisation was 28.0 per cent (33.3 per cent last year), which is 2.5 percentage points lower than the first quarter. The lower effective tax rate reflects reduced overseas losses for which relief is not available and greater tax efficiency in the group. This effective rate is expected to be sustainable for the foreseeable future.

Earnings per share before goodwill amortisation and exceptional items were 4.4 pence for the quarter (3.7 pence last year), an increase of 19 per cent.

Goodwill amortisation of GBP3 million for the quarter was the same as last year. Earnings per share after goodwill amortisation and exceptional items were 4.3 pence compared to 3.7 pence last year.

Exceptional items

Exceptional items before tax in the quarter amounted to GBP18 million of net interest payable. This represents a credit from the one off interest recognised on the full repayment of loan notes received as part of the original consideration from the disposal of Yell, offset by the premium on buying back EUR1.1 billion of 7.125 per cent bonds due 2011. The net charge after tax arising from exceptional items in the quarter amounted to GBP2 million.

Cash flow and net debt

Cash inflow from operating activities amounted to GBP1,274 million in the quarter.

The cash outflow on fixed asset purchases was GBP595 million in the quarter which compares to GBP602 million last year. This reflects the continued management focus and control over capital expenditure, whilst continuing to invest in an improved network and systems.

Free cash flow (before acquisitions and disposals, dividends and financing) was GBP585 million in the quarter, including GBP109 million on repayment of the Yell loan notes and is after the GBP52 million premium on the bond buy back, which compares to GBP552 million last year.

Net debt at September 30, 2003 was GBP8,768 million, a reduction of GBP220 million in the quarter and 33 per cent below the second quarter last year.

Shareholder distribution

Net debt has fallen steadily to GBP8,768 million at September 30, 2003. The Board continues to target a single "A" rating and believes that a gradual reduction in net debt to around GBP7 billion in 2006/7 is appropriate. This has led the Board to recommend raising the dividend pay out ratio for 2003/4 to around 50 per cent of earnings, before goodwill amortisation and exceptional items, and targeting further increases to around 60 per cent for 2005/6.

The Board recommends an interim dividend of 3.2 pence per share. This will be paid on February 9, 2004 to shareholders on the register on December 30, 2003.

In addition, the strong cash flow generated by the group will also enable us to begin a share buyback programme whilst increasing dividends and continuing to invest. The buyback programme will be funded from cash generated over and above that required to meet our debt target, after paying dividends and taking into account any acquisitions or disposals. The group will continue to invest for the future and with an efficient balance sheet enhance shareholder value.

Customer satisfaction

BT has an extensive market research programme conducted by external agencies which focuses on the level and causes of customer dissatisfaction. The group achieved a further 4 per cent improvement in the level of customer dissatisfaction across the group in the quarter and this continues to be a key area of focus.

Broadband

During the second quarter, broadband services reached exchanges serving four out of five UK homes. There was an installed base of 1.5 million Wholesale ADSL lines by October 31, 2003, more than triple the number of connections 12 months ago. The increasing base is reflected in increased broadband revenue of GBP45 million year on year to GBP106 million in the quarter.

Prospects

We remain committed to our strategy and are confident in our ability to continue to deliver our key strategic goals in a challenging environment for our traditional business. Our investment in our new wave businesses and cost transformational plans provide a strong base for the future.

_____________________________________________________________________

The half year report, which contains the independent review report of the auditors, will be advertised in The Times on November 14, 2003.

The third quarter results of BT Group are expected to be announced on February 12, 2004.

OPERATING PERFORMANCE BY LINE OF BUSINESS


Second quarter ended                            Group  Group operating profit              EBITDA    Capital expenditure
    September 30, 2003 (i)                   turnover            (loss) (iii)
                                                 GBPm                   GBPm                GBPm                   GBPm

BT Retail                                       3,349                     366                 407                     20
BT Wholesale                                    2,700                     427                 900                    408
BT Global Services                              1,381                    (39)                 117                    102
Other                                               5                     (6)                  46                     48
Intra-group items (ii)                        (2,867)                       -                   -                      -
Total                                           4,568                     748               1,470                    578


Half year ended                                 Group  Group operating profit              EBITDA    Capital expenditure
    September 30, 2003 (i)                   turnover            (loss) (iii)
                                                 GBPm                    GBPm                GBPm                   GBPm
BT Retail                                       6,681                     758                 846                     40
BT Wholesale                                    5,469                     863               1,810                    776
BT Global Services                              2,726                    (90)                 212                    204
Other                                              11                    (53)                  62                    110
Intra-group items (ii)                        (5,733)                       -                   -                      -
Total                                           9,154                   1,478               2,930                  1,130



 i.  See note 2 on pages 21 to 25 for prior year figures.
ii. Elimination of intra-group turnover between businesses, which is included in the turnover of the originating business.
iii. Before goodwill amortisation.

There is extensive trading between BT's lines of business and the line of business profitability is dependent on the transfer price levels. The intra-group trading arrangements are subject to review and changed with effect from April 1, 2003 in certain circumstances to reflect reorganisations within the group and regulatory changes. The comparative figures for the lines of business have been restated to reflect these changes but there is no impact at a group level.

The line of business commentaries refer to EBITDA, which is defined as group operating profit before depreciation and amortisation. In addition, reference is made to operating free cash flow, which is defined as EBITDA less capital expenditure.



BT Retail
                                       Second quarter ended September 30                          Half year
                                                                                              ended September 30
                                  2003        2002*     Better (worse)                            2003         2002*
                                  GBPm         GBPm             GBPm                %             GBPm          GBPm
Group turnover                   3,349        3,462            (113)              (3)            6,681         6,807
Gross margin                       946          991             (45)              (5)            1,870         1,960

    Sales, general and
    administration costs           539          543                4                1            1,024         1,096

EBITDA                             407          448             (41)              (9)              846           864
Depreciation                        41           56               15               27               88           107
Operating profit                   366          392             (26)              (7)              758           757

Capital expenditure                 20           25                5               20               40            44

    Operating free
    cash flow                      387          423             (36)              (9)              806           820


*Restated to reflect changes in intra-group trading arrangements.

Growth in the new wave turnover of 21 per cent has partially offset the 6 per cent decline in the traditional turnover, resulting in an overall decline of 3 per cent compared to the second quarter of last year.

                                          Second quarter ended September 30                           Half year
                                                                                                  ended September 30
BT Retail turnover                   2003        2002*      Better (worse)                            2003         2002*
                                     GBPm         GBPm              GBPm                %             GBPm          GBPm
Voice Services                      2,268        2,450             (182)              (7)            4,575         4,812
Intermediate Products                 605          619              (14)              (2)            1,191         1,235
Traditional                         2,873        3,069             (196)              (6)            5,766         6,047
ICT                                   385          348                37               11              750           686
Broadband                              68           34                34              100              125            58
Mobility                               15            9                 6               67               29            14
Other                                   8            2                 6              n/m               11             2
New Wave                              476          393                83               21              915           760
Total                               3,349        3,462             (113)              (3)            6,681         6,807

    Sales to other BT
    businesses incl. above            216          215                 1                -              414           407


*Restated to reflect changes in intra-group trading arrangements.

The reduction in traditional turnover of 6 per cent has been impacted by a number of regulatory changes. The impact of the fixed to mobile termination rate changes, which have no impact on gross margin, the reduction in private circuit revenues and the deregulation of the directory enquiries market have reduced quarterly revenues by GBP80 million year on year. BT's market share of directory enquiries through the 118 500 service is increasing as the benefits and awareness of the quality of service and pricing, supported by the current marketing campaign, become apparent. In addition, CPS has had some impact on the traditional business with some market share loss, in a market that has declined in the quarter.

Turnover from traditional voice services was 7 per cent lower than the second quarter of last year.

The overall market for fixed voice calls is estimated to have declined by 4 per cent compared to the second quarter of last year partly reflecting the migration to new wave products and services and mobile substitution.

BT's total geographic (local, national and international) call volumes declined by 8 per cent compared to the second quarter of last year and was partly offset by fixed to mobile growth of 1 per cent.

Internet and data related call volumes have increased by 5 per cent, being driven by a 19 per cent increase in flat rate internet access products. These volumes do not include broadband which is not measured in minutes.

Turnover from intermediate products decreased by 2 per cent compared to the second quarter of last year mainly driven by a decline in retail private circuits as customers migrate to cheaper partial private circuits and new wave products including IPVPN.

New wave turnover continued to reflect the trend experienced in the first quarter with growth of 21 per cent compared to the second quarter last year. Broadband turnover doubled reflecting the increased take up. ICT turnover increased by GBP37 million with new contract wins. Mobility turnover continues to grow and in July the BT Mobile Homeplan was soft launched marking BT's re-entry into the consumer mobile market and was launched in retail outlets in November. In the business market BT continues to leverage its fixed and mobile voice and data strengths to develop new simple and complete converged services.

The total number of BT Retail lines, which includes voice, digital and broadband, increased by 1 per cent to 29.6 million since September 30, 2002, reflecting the continued growth in broadband.

The gross margin reduced by GBP45 million (0.4 percentage points to 28.2 per cent) compared to the second quarter of last year, reflecting lower prices and the changes in the revenue mix.

Cost transformation programmes, including a reduction in expenses such as marketing, accommodation, IT, lower service costs resulting from improvements in campaign effectiveness, service quality and billing initiatives have generated GBP33 million savings (7 per cent) in the traditional business with these savings reinvested in new wave initiatives.

Operating profit in the second quarter of GBP366 million was 7 per cent lower than the prior year. This flows through to an operating free cash flow (EBITDA less capital expenditure) of GBP387 million in the quarter which is 9 per cent lower than the second quarter of last year.

BT Wholesale
                                          Second quarter ended September 30                           Half year
                                                                                                 ended September 30
                                     2003        2002*     Better (worse)                            2003          2002*
                                     GBPm         GBPm             GBPm                %             GBPm           GBPm
External turnover                     844          882             (38)              (4)            1,723          1,736
Internal turnover                   1,856        1,951             (95)              (5)            3,746          3,845
Group turnover                      2,700        2,833            (133)              (5)            5,469          5,581


    Total operating costs
    before depreciation             1,821        1,915               94                5            3,708          3,889


    Other operating income             21           29              (8)             (28)               49             60

EBITDA                                900          947             (47)              (5)            1,810          1,752
Depreciation                          473          478                5                1              947            950
Operating profit                      427          469             (42)              (9)              863            802

Capital expenditure                   408          385             (23)              (6)              776            744

Operating free                        492          562             (70)             (12)            1,034          1,008
    cash flow


*Restated to reflect changes in intra-group trading arrangements.

Operating profit declined by 9 per cent to GBP427 million on a 5 per cent fall in turnover. EBITDA margin was held at 33 per cent, the same as the second quarter of last year, with cost savings partly offsetting the revenue decline.

External turnover has reduced by GBP38 million to GBP844 million compared to the second quarter of last year. This was mainly due to regulatory price reductions on mobile call termination rates which have reduced transit revenues by GBP42 million, although this has no impact on profitability. Turnover from retail private circuits has also continued to decline as customers migrate to lower priced partial private circuits. A 5 per cent increase in network volumes is not fully translated into turnover because of the impact of price reductions from the regulatory Network Charge Control (NCC) pricing formulae which mandates weighted average price reductions of about 6 per cent.

New wave turnover continues to grow, partly offsetting the impact of price reductions in traditional products. The strong growth of 32 per cent over the second quarter of last year to GBP74 million reflects continued gains made in broadband, facilities management and consultancy.

Lower call and retail private circuit volumes and a reduction in prices have contributed to a reduction in internal turnover in the second quarter of 5 per cent year on year to GBP1,856 million.

Operating costs, excluding depreciation, of GBP1,821 million decreased by 5 per cent reflecting the continued drive for operational efficiencies through the best in class cost programme.

BT Wholesale has maintained its focus on managed cash costs (defined as operating costs excluding payments to other network operators and depreciation, plus capital expenditure). Managed cash cost savings were GBP59 million for the quarter and BT Wholesale expects to exceed the full year target savings of GBP200 million after allowing for price and volume effects.

BT Global Services
                                          Second quarter ended September 30                           Half year
                                                                                                 ended September 30
                                     2003        2002*     Better (worse)                            2003          2002*
                                     GBPm         GBPm             GBPm                %             GBPm           GBPm
Group turnover                      1,381        1,311               70                5            2,726          2,595
EBITDA                                117           50               67              134              212             78
Group operating loss                 (39)        (100)               61               61             (90)          (212)
Capital expenditure                   102           95              (7)              (7)              204            191

    Operating free
    cash flow                          15         (45)               60              n/m                8          (113)


*Restated to reflect changes in intra-group trading arrangements.

BT Global Services has produced another quarter of significantly improved profitability and operating free cash flow despite the continuing depressed trading environment. Operating losses for the quarter were reduced by GBP61 million (61 per cent) and operating free cash flow improved by GBP60 million to a positive GBP15 million in the quarter.

Turnover for the quarter rose by 5 per cent to GBP1,381 million, despite turnover from Global Carrier being broadly flat. Solutions grew by 15 per cent reflecting the conversion of the strong order intake into revenue over the past twelve months. Global Products grew by 9 per cent on the back of strong growth in Multi-Protocol Label Switching (MPLS) revenues. Syntegra had an exceptionally strong quarter benefiting from the phasing of delivery against specific contract milestones in the financial and UK government sectors, achieving growth of 13 per cent.

Sales orders from the Solutions business amounted to GBP0.4 billion in the second quarter taking the total sales orders to GBP5.3 billion for the last four quarters.

EBITDA increased by GBP67 million from the second quarter of last year to GBP117 million. Increased gross margin from higher sales, together with lower network, selling, general and administration costs following continuing cost reduction initiatives, and lower leaver costs helped generate this improvement.

Global Services performance continues to improve. It will continue to focus on building its revenue base whilst delivering cost savings through efficiencies and a simplified pan European operating model.

___________________________________________________________________________



GROUP PROFIT AND LOSS ACCOUNT

for the three months ended September 30, 2003

                                                              Before goodwill  Goodwill amortisation               Total
                                                             amortisation and  and exceptional items
                                                            exceptional items               (note 5)

(unaudited)                                     Notes                    GBPm                   GBPm                GBPm

Group turnover                                   2, 4                   4,568                      -               4,568
Other operating income                                                     44                      -                  44
Operating costs                                   3                   (3,864)                    (3)             (3,867)

Group operating profit (loss)                     2                       748                    (3)                 745

    Group's share of operating losses of
    associates and joint ventures                 4                       (4)                      -                 (4)

Total operating profit (loss)                                             744                    (3)                 741

Profit on sale of property fixed assets                                     1                      -                   1
Net interest payable                              6                     (216)                   (18)               (234)

Profit (loss) before taxation                                             529                   (21)                 508

Taxation                                                                (148)                     16               (132)

Profit (loss) after taxation                                              381                    (5)                 376
Minority interests                                                          1                      -                   1

    Profit (loss) attributable to
    shareholders                                                          382                    (5)                 377

Earnings per share                                8
- basic                                                                  4.4p                                       4.3p
- diluted                                                                4.4p                                       4.3p






GROUP PROFIT AND LOSS ACCOUNT

for the three months ended September 30, 2002
                                                              Before goodwill  Goodwill amortisation               Total
                                                             amortisation and  and exceptional items
                                                            exceptional items               (note 5)

(unaudited)                                     Notes                   GBPm                   GBPm                GBPm

Group turnover                                   2, 4                   4,661                      -               4,661
Other operating income                                                     44                      -                  44
Operating costs                                   3                   (3,976)                    (3)             (3,979)

Group operating profit (loss)                     2                       729                    (3)                 726

    Group's share of operating profits of
    associates and joint ventures                 4                        66                      -                  66

Total operating profit (loss)                                             795                    (3)                 792

    Loss on sale of fixed asset investments
    and group undertakings                                                  -                    (4)                 (4)

Profit on sale of property fixed assets                                     3                      -                   3
Amounts written off investments                                           (7)                      -                 (7)
Net interest payable                              6                     (295)                      -               (295)

Profit (loss) before taxation                                             496                    (7)                 489

Taxation                                                                (165)                      -               (165)

Profit (loss) after taxation                                              331                    (7)                 324
Minority interests                                                        (9)                      -                 (9)

    Profit (loss) attributable to
    shareholders                                                          322                    (7)                 315


Earnings per share                                8
- basic                                                                  3.7p                                       3.7p
- diluted                                                                3.7p                                       3.6p






GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2003

                                                              Before goodwill  Goodwill amortisation               Total
                                                             amortisation and  and exceptional items
                                                            exceptional items               (note 5)

(unaudited)                                     Notes                    GBPm                   GBPm                GBPm

Group turnover                                   2, 4                   9,154                      -               9,154
Other operating income                                                     96                      -                  96
Operating costs                                   3                   (7,772)                    (6)             (7,778)

Group operating profit (loss)                     2                     1,478                    (6)               1,472

    Group's share of operating losses of
    associates and joint ventures                 4                       (7)                      -                 (7)

Total operating profit (loss)                                           1,471                    (6)               1,465

    Loss on sale of fixed asset investments
    and group undertakings                                                  -                    (1)                 (1)

Profit on sale of property fixed assets                                     1                      -                   1
Net interest payable                              6                     (441)                   (18)               (459)

Profit (loss) before taxation                                           1,031                   (25)               1,006

Taxation                                                                (301)                     16               (285)

Profit (loss) after taxation                                              730                    (9)                 721
Minority interests                                                          7                      -                   7

    Profit (loss) attributable to
    shareholders                                                          737                    (9)                 728


Dividends                                         7                                                                (278)
Retained profit for the period                                                                                       450

Earnings per share                                8
- basic                                                                  8.5p                                       8.4p
- diluted                                                                8.5p                                       8.4p




GROUP PROFIT AND LOSS ACCOUNT

for the six months ended September 30, 2002

                                                              Before goodwill  Goodwill amortisation               Total
                                                             amortisation and  and exceptional items
                                                            exceptional items               (note 5)

(unaudited)                                     Notes                   GBPm                   GBPm                GBPm

Group turnover                                   2, 4                   9,248                      -               9,248
Other operating income                                                     96                      -                  96
Operating costs                                   3                   (8,045)                   (11)             (8,056)

Group operating profit (loss)                     2                     1,299                   (11)               1,288

    Group's share of operating profits of
    associates and joint ventures                 4                       115                      -                 115

Total operating profit (loss)                                           1,414                   (11)               1,403

    Profit on sale of fixed asset investments
    and group undertakings                                                  -                     66                  66

Profit on sale of property fixed assets                                     6                      -                   6
Amounts written off investments                                           (7)                      -                 (7)
Net interest payable                              6                     (595)                      -               (595)

Profit before taxation                                                    818                     55                 873

Taxation                                                                (272)                      -               (272)

Profit after taxation                                                     546                     55                 601
Minority interests                                                       (11)                      -                (11)

    Profit attributable to shareholders                                   535                     55                 590


Dividends                                         7                                                                (194)
Retained profit for the period                                                                                       396

Earnings per share                                8
- basic                                                                  6.2p                                       6.9p
- diluted                                                                6.2p                                       6.8p





GROUP CASH FLOW STATEMENT

for the three months and six months ended September 30, 2003

                                                         Second quarter                             Half year
                                                       ended September 30                      ended September 30
                                                    2003                2002                2003                2002
(unaudited)                                         GBPm                GBPm                GBPm                GBPm


    Net cash inflow from operating
    activities (note 9)                            1,274               1,423               2,783               2,735

    Dividends from associates and joint
    ventures                                           1                   1                   1                   1

    Net cash outflow for returns on
    investments and servicing of
    finance                                        (169)               (235)               (459)               (606)


Taxation paid                                        (1)                (58)                 (9)               (146)

Purchase of tangible fixed assets                  (595)               (602)             (1,202)             (1,269)
Net sale of fixed asset investments                   61                   1                  61                   1
Sale of tangible fixed assets                         14                  22                  28                  42

    Net cash outflow for capital
    expenditure and financial
    investments                                    (520)               (579)             (1,113)             (1,226)

    Free cash flow before acquisitions,
    disposals and dividends                          585                 552               1,203                 758


Acquisitions                                         (5)               (105)                 (5)               (127)
Disposals                                              1                   -                   1                 128

    Net cash (outflow) inflow for
    acquisitions and disposals                       (4)               (105)                 (4)                   1


Equity dividends paid                              (368)               (173)               (368)               (173)


    Cash inflow before use of liquid
    resources and financing                          213                 274                 831                 586

    Management of liquid resources                   892                 334                 501               1,117

    Issue of ordinary share capital                    -                   -                   -                  42

    New loans                                          -                  17                   -                  20

    Repayment of loans                           (1,139)               (381)             (1,151)             (1,467)

    Net movement on short-term
    borrowings                                         -                   -                   -                (64)

    Net cash outflow from financing              (1,139)               (364)             (1,151)             (1,469)

    (Decrease) increase in cash                     (34)                 244                 181                 234

    Decrease in net debt from cash flows             213                 274                 831                 628
    (note 10)



GROUP BALANCE SHEET
at September 30, 2003
                                                                             September 30                   March 31
                                                                       2003                 2002                2003
                                                                              (unaudited)
                                                                       GBPm                 GBPm                GBPm

Fixed assets
Intangible assets                                                       201                  230                 218
Tangible assets                                                      15,525               15,995              15,888
Investments                                                             419                  946                 555
                                                                     16,145               17,171              16,661
Current assets
Stocks                                                                   91                  104                  82
Debtors                                                               4,930                5,384               5,043
Investments                                                           6,036                3,748               6,340
Cash at bank and in hand                                                 42                  118                  91
                                                                     11,099                9,354              11,556
Creditors: amounts falling due within one year
Loans and other borrowings                                            2,262                1,584               2,548
Other creditors                                                       6,888                7,180               7,132
                                                                      9,150                8,764               9,680

Net current assets                                                    1,949                  590               1,876

Total assets less current liabilities                                18,094               17,761              18,537

Creditors: amounts falling due after more than one year

Loans and other borrowings                                           12,584               15,394              13,456

Provisions for liabilities and charges (note 11)                      2,351                2,304               2,376

Minority interests                                                       50                   67                  63

Capital and reserves (note 12)
Called up share capital                                                 434                  434                 434
Reserves                                                              2,675                (438)               2,208
Total equity shareholders' funds (deficiency)                         3,109                  (4)               2,642

                                                                     18,094               17,761              18,537


NOTES

1 Basis of preparation

The unaudited interim results of BT Group, which are not statutory accounts, have been prepared on the basis of the accounting policies as set out in the report and accounts of BT Group plc for the year ended March 31, 2003. Figures for the year ended March 31, 2003 are extracts from the group accounts for that year.

The group accounts for the year ended March 31, 2003, on which the auditors issued an unqualified report which did not contain a statement under Section 237
(2) or (3) of the Companies Act 1985, have been delivered to the Registrar of Companies.

2. Results of businesses

The tables below show the results of BT's lines of business. There is extensive trading between many of the business units and profitability is dependent on the transfer price levels. These intra-group trading arrangements are subject to review and have changed in certain instances. Comparative figures have been restated for these changes but there is no impact at a group level. The eliminations are intra-group eliminations.

With effect from January 1, 2003 the operations of BT Openworld were transferred under the management control of BT Retail. The comparative figures have been restated to report BT Openworld as part of BT Retail for all the periods under review.

2 Results of businesses continued

 a. Operating results

                                           External        Internal             Group    Group operating          EBITDA
                                           turnover        turnover          turnover      profit (loss)
                                                                                                   (iii)
                                              GBPm            GBPm              GBPm               GBPm             GBPm
Second quarter ended
    September 30, 2003

BT Retail                                     3,133             216             3,349                366             407
BT Wholesale                                    844           1,856             2,700                427             900
BT Global Services                              587             794             1,381               (39)             117
Other                                             4               1                 5                (6)              46
Intra-group items (ii)                            -         (2,867)           (2,867)                  -               -
    Total                                     4,568               -             4,568                748           1,470


Second quarter ended
    September 30, 2002 (i)

BT Retail                                     3,247             215             3,462                392             448
BT Wholesale                                    882           1,951             2,833                469             947
BT Global Services                              519             792             1,311              (100)              50
Other                                            13               -                13               (32)              33
Intra-group items (ii)                            -         (2,958)           (2,958)                  -               -
    Total                                     4,661               -             4,661                729           1,478


Half year ended
    September 30, 2003

BT Retail                                     6,267             414             6,681                758             846
BT Wholesale                                  1,723           3,746             5,469                863           1,810
BT Global Services                            1,154           1,572             2,726               (90)             212
Other                                            10               1                11               (53)              62
Intra-group items (ii)                            -         (5,733)           (5,733)                  -               -
    Total                                     9,154               -             9,154              1,478           2,930


Half year ended
    September 30, 2002 (i)

BT Retail                                     6,400             407             6,807                757             864
BT Wholesale                                  1,736           3,845             5,581                802           1,752
BT Global Services                            1,086           1,509             2,595              (212)              78
Other                                            26               -                26               (48)              87
Intra-group items (ii)                            -         (5,761)           (5,761)                  -               -
    Total                                     9,248               -             9,248              1,299           2,781


i. The results of the lines of business for the quarter ended September 30, 2002 and the half year ended September 30, 2002 have been restated to reflect changes to intra-group trading arrangements.
ii. Elimination of intra-group turnover between businesses, which is included in the total turnover of the originating business.
iii. Before goodwill amortisation.

2 Results of businesses continued


BT Global Services analysis
                                                Second quarter ended                                 Half year
                                                    September 30                                 ended September 30
                                      2003         2002         Better (worse)                       2003           2002
                                      GBPm         GBPm            GBPm               %              GBPm           GBPm
Group turnover
Solutions                              661          577              84              15             1,295          1,122
Syntegra                               162          143              19              13               306            285
Global Products                        443          408              35               9               876            801
Global Carrier                         235          237             (2)             (1)               466            483
Other and eliminations (i)           (120)         (54)            (66)             n/m             (217)           (96)
                                     1,381        1,311              70               5             2,726          2,595
EBITDA
Solutions                               76           73               3               4               138            135
Syntegra                                 5            5               -               -                 9              8
Global Products                         27         (20)              47             n/m                48           (50)
Global Carrier                          32           32               -               -                72             72
Other (i)                             (23)         (40)              17              43              (55)           (87)
                                       117           50              67             n/m               212             78
Group operating
    profit (loss) (ii)

Solutions                               57           54               3               6               100             99
Syntegra                                 3            2               1              50                 5              3
Global Products                       (70)        (116)              46              40             (144)          (239)
Global Carrier                          10           11             (1)             (9)                27             28
Other (i)                             (39)         (51)              12              24              (78)          (103)
                                      (39)        (100)              61              61              (90)          (212)

Capital expenditure                    102           95             (7)             (7)               204            191

Operating free cash flow                15         (45)              60             n/m                 8          (113)



i. Other is after charging leaver costs of GBP5m in the second quarter (GBP14m last year) and GBP13m in the half year ended September 30, 2003 (GBP39m last year).
ii. Before goodwill amortisation.


(b) Group turnover analysis
                                                Second quarter ended                                 Half year
                                                    September 30                                 ended September 30
                                      2003         2002         Better (worse)                       2003           2002
                                      GBPm         GBPm            GBPm              %               GBPm           GBPm

Traditional                          3,807        4,051           (244)             (6)             7,683          8,059
New wave                               761          610             151              25             1,471          1,189
                                     4,568        4,661            (93)             (2)             9,154          9,248

Consumer                             1,498        1,542            (44)             (3)             2,995          3,013
Business                               654          684            (30)             (4)             1,304          1,373
Major Corporate                      1,420        1,400              20               1             2,843          2,815
    Wholesale/Carrier                  992        1,022            (30)             (3)             2,002          2,021
Other                                    4           13             (9)            (69)                10             26
                                     4,568        4,661            (93)             (2)             9,154          9,248


        Note: New wave includes the external new wave turnover of BT Retail and BT Wholesale and the external turnover of Global Solutions and Syntegra.

        Consumer includes the external turnover of BT Retail from consumer customers.

        Business includes the external turnover of BT Retail from SME customers.

        Major Corporate includes the external turnover of BT Retail from major corporate customers and the external turnover of BT Global Services, with the exception of Global Carrier.

        Wholesale/Carrier includes the external turnover of BT Wholesale and Global Carrier.

(c) Capital expenditure on plant, equipment and motor vehicle additions

                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
BT Retail                                                  20                25                     40                44
BT Wholesale
Access                                                    232               206                    447               414
Switch                                                     22                42                     33                82
Transmission                                               46                61                    100               124
Products/systems support                                  108                76                    196               124
                                                          408               385                    776               744
BT Global Services

    Syntegra and Solutions                                 25                12                     61                24
    UK Networks                                            35                32                     59                59
    Other                                                  42                51                     84               108
                                                          102                95                    204               191

Other                                                      48                54                    110               129
Total                                                     578               559                  1,130             1,108





(d) Net operating assets (liabilities)
                                                                                September 30                    March 31
                                                                                        2003                        2003
                                                                                        GBPm                        GBPm
BT Retail                                                                                 42                       (430)
BT Wholesale                                                                          11,861                      12,041
BT Global Services                                                                     1,467                       1,912
Other                                                                                    155                         217
Total                                                                                 13,525                      13,740


        Note: Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).


3 Operating costs
                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm

    Net staff costs*                                      907               891                  1,820             1,922

    Depreciation                                          721               748                  1,450             1,480

    Payments to telecommunication operators             1,006               997                  2,023             1,979

    Other operating costs                               1,230             1,340                  2,479             2,664

    Total before goodwill amortisation
    and exceptional items                               3,864             3,976                  7,772             8,045


    Goodwill amortisation                                   3                 3                      6                11


    Total                                               3,867             3,979                  7,778             8,056



    *Includes leaver costs of                              16                37                     27               193


4 Group's share of associates and joint ventures
                                                              Second quarter                              Half year
                                                            ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                          GBPm              GBPm                   GBPm              GBPm

    Share of associates and joint ventures                 99               433                    206               844
    turnover

    Share of operating (losses) profits of
    associates and joint ventures                         (4)                66                    (7)               115




5 Exceptional items and goodwill amortisation
                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm

    (Loss) profit on sale of fixed asset
    investments and group undertakings                      -               (4)                    (1)                66


    Net interest payable                                 (18)                 -                   (18)                 -

Goodwill amortisation                                     (3)               (3)                    (6)              (11)

    Net (charge) credit before tax and
    minority interests                                   (21)               (7)                   (25)                55


6 Net interest payable
                                                              Second quarter                              Half year
                                                            ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Group                                                     352               343                    640               678
Joint ventures and associates                               5                 6                     10                16
Total interest payable                                    357               349                    650               694
Interest receivable                                     (123)              (54)                  (191)              (99)
Net interest payable                                      234               295                    459               595

Analysed:
Before exceptional items                                  216               295                    441               595
Exceptional items                                          18                 -                     18                 -
Total                                                     234               295                    459               595

7 Dividends
                                                              Half year                                  Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                      pence per share                             GBPm              GBPm
Interim dividend                                         3.20              2.25                    278               194

An interim dividend of 3.20 pence per share will be paid on February 9, 2004 to shareholders on the register on December 30, 2003.

8 Earnings per share

The basic earnings per share are calculated by dividing the profit attributable to shareholders by the average number of shares in issue after deducting the company's shares held by employee share ownership trusts. In calculating the diluted earnings per share, share options outstanding and other potential ordinary shares have been taken into account.

The average number of shares in the periods were:
                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                     million of shares                        million of shares
Basic                                                   8,633             8,613                  8,628             8,609
Diluted                                                 8,695             8,649                  8,675             8,659

 9. Reconciliation of operating profit to operating cash flow

                                                             Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Group operating profit                                    745               726                  1,472             1,288
Depreciation and amortisation                             725               752                  1,458             1,493
Changes in working capital                              (223)              (99)                  (211)             (166)
Provision movements and other                              27                44                     64               120

    Net cash inflow from operating
    activities                                          1,274             1,423                  2,783             2,735


10 Net debt

 a. Analysis
                                                                             At September 30               At March 31
                                                                        2003                 2002                 2003
                                                                        GBPm                 GBPm                 GBPm

        Long-term loans and other borrowings falling due
        after more than one year                                      12,584               15,394               13,456


        Short-term borrowings and long-term loans and
        other borrowings falling due within one year                   2,262                1,584                2,548

    Total debt                                                        14,846               16,978               16,004
    Short-term investments                                           (6,036)              (3,748)               (6,340)
    Cash at bank                                                        (42)                (118)                  (91)
    Net debt at end of period                                          8,768               13,112                9,573


10 Net debt continued

 b. Reconciliation of net cash flow to movement in net debt

                                                           Second quarter                              Half year
                                                          ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm
Net debt at beginning of period                         8,988            13,397                  9,573            13,701
Decrease in net debt resulting from                     (213)             (274)                  (831)             (628)
    cash flows

    Net debt assumed or issued on
    acquisitions                                            -                 -                      -              (13)

Currency and other movements                              (3)              (16)                      2                17
Other non-cash movements                                  (4)                 5                     24                35
Net debt at end of period                               8,768            13,112                  8,768            13,112





11 Provisions for liabilities and charges
                                                                 At September 30                             At March 31
                                                                    2003                 2002                       2003
                                                                    GBPm                 GBPm                       GBPm
Deferred taxation                                                  2,017                2,146                      2,017

Pension provisions (a)                                                32                   33                         33

Other provisions                                                     302                  125                        326

                                                                   2,351                2,304                      2,376


   (a) The pension prepayment relating to the BT Pension Scheme of GBP567m at September 30, 2003 (GBP231m last year) is included in debtors and falls due after more than one year.

12 Share capital and reserves
                                                                   Share capital             Reserves              Total
                                                                            GBPm                 GBPm               GBPm
Balances at April 1, 2003                                                    434                2,208              2,642
Profit for the six months ended September 30, 2003                             -                  728                728
Dividend                                                                       -                (278)              (278)
Currency movements (a)                                                         -                   17                 17
Balances at September 30, 2003                                               434                2,675              3,109

a. Includes GBP44m movement on the retranslation of foreign borrowings and other hedging instruments in the six months ended September 30, 2003.



13 Earnings before interest, taxation, depreciation and amortisation (EBITDA)

                                                            Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
                                                         GBPm              GBPm                   GBPm              GBPm

    Group operating profit before
    exceptional items                                     745               726                  1,472             1,288

Depreciation                                              722               749                  1,452             1,482
Amortisation                                                3                 3                      6                11
EBITDA before exceptional items                         1,470             1,478                  2,930             2,781

14 United States Generally Accepted Accounting Principles

The results set out above have been prepared in accordance with accounting principles generally accepted in the United Kingdom. The table below sets out the results calculated in accordance with United States Generally Accepted
Accounting Principles.
                                                            Second quarter                              Half year
                                                           ended September 30                       ended September 30
                                                         2003              2002                   2003              2002
Net income attributable to                                 90               514                    378               725
    shareholders (GBPm) including
    exceptional items

Earnings per ADS (GBP)

    - basic                                              0.10              0.60                   0.44              0.84
    - diluted                                            0.10              0.59                   0.44              0.84


Each American Depositary Share (ADS) represents 10 ordinary shares of BT Group plc.

Shareholders' equity, calculated in accordance with United States Generally Accepted Accounting Principles, is GBP2,213m deficit at September 30, 2003 (September 30, 2002 - GBP3,798m deficit, March 31, 2003 - GBP2,258m deficit).





Forward-looking statements - caution advised

Certain statements in this results release are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements include, without limitation, those concerning: cash flow, earnings per share and customer satisfaction targets; intentions regarding future dividend levels; expectations regarding broadband growth and revenues from new wave initiatives; the possible or assumed future results of operations of BT and/or its lines of business; expectations regarding revenue growth, debt reduction, capital expenditure, continued investment whilst rewarding shareholders, increased dividends, an efficient balance sheet, enhanced shareholder value, cost efficiencies and sustainable cash savings; and BT's ability to deliver its key strategic goals.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in BT's operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; fluctuations in foreign currency exchange rates and interest rates; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; developments in the convergence of technologies; the anticipated benefits and advantages of new technologies, products and services, including broadband and other new wave initiatives, not being realised; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.






Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary, Head of Shareholder Services


Date 13 November, 2003